Filed Pursuant to Rule 433

Registration No. 333-231290

March 29, 2021

Burlington Northern Santa Fe, LLC

$925,000,000 3.300% Debentures due September 15, 2051

Final Term Sheet

Issuer:	Burlington Northern Santa Fe, LLC

Ratings (Moody’s / S&P)*:	A3 (stable) / A+ (stable)

Note Type:	Senior Unsecured Debentures

Offering Format:	SEC Registered

Trade Date:	March 29, 2021

Settlement Date**:	April 6, 2021 (T+5)

Maturity Date:	September 15, 2051

Final Terms
Principal Amount:	$925,000,000 aggregate principal amount of the 3.300% Debentures due September 15, 2051

Benchmark Treasury:	UST 1.625% due November 15, 2050

Benchmark Treasury Price / Yield:	82-30 / 2.437%

Re-offer Spread:	T + 87.5 bps

Re-offer Yield:	3.312%

Coupon:	3.300%

Price to Public:	99.772% of the principal amount

Coupon Dates:	March 15 and September 15

First Coupon Date:	September 15, 2021

Make-Whole Call:	T + 15 bps (at any time before March 15, 2051)

Par Call:	At any time on or after March 15, 2051

Day Count Convention:	30/360

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	12189L BG5 / US12189LBG59

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	Academy Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Debentures against payment therefor in New York City on or about April 6, 2021, which will be the fifth business day following the date of the prospectus supplement and of the pricing of the Debentures. Under Rule 15c6-l of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Debentures on the pricing date or the next two succeeding business days will be required by virtue of the fact that the Debentures initially will settle in five business days (T+5) to specify alternative settlement arrangements to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1 (800) 294-1322, Citigroup Global Markets Inc. at 1 (800) 831-9146, Goldman Sachs & Co. LLC at 1 (866) 471-2526 or J.P. Morgan Securities LLC collect at 1 (212) 834-4533.

No PRIIPs KID. Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.